Form 12b-25. - NOTIFICATION OF LATE FILING

                                   Form 12b-25


                             SEC File Number 0-21396



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  (Check One):

[   ]  Form 10-K and Form 10-KSB     [    ] Form 11-K     [    ] Form 20-F     [
X]  Form  10-Q  and  Form  10-QSB     [    ]  Form  N-SAR

For  Period  Ended:     June  30,  2002



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the Notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: All Items.
                                                    -------------




PART  1-REGISTRANT  INFORMATION
-------------------------------


AFG  Investment  Trust  A
-------------------------
Full  Name  of  Registrant

N/A
---
Former  Name,  if  Applicable

1050  Waltham  Street,  Suite  310
----------------------------------
Address  of  Principal  Executive  Office  (Street  and  Number)

Lexington,  MA  02421
---------------------
City,  State  and  Zip

Form  12b-25
Page  Two



PART  II-Rules  12b-25  (b)  AND  (c)
-------------------------------------


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

[X]     (a)     The  reasons  described in reasonable detail in Part III of this form  could  not  be  eliminated  without  unreasonable  effort  or  expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, Form 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART  III-NARRATIVE
-------------------


State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant requires additional time to prepare a complete and accurate accounting of the quarter ended June 30th, 2002. This is due to delays caused by staffing turnover. The Registrant expects to be completed with the financial statements by August 19th, 2002 and, therefore, Form 10-Q is expected to be filed within the prescribed extension period.



PART  IV-OTHER  INFORMATION
---------------------------


(1) Name and telephone number of person to contact in regard to this notification.

     Michael  J.  Butterfield     781     676-0024
     ------------------------     ---     --------
          (Name)     (Area  Code)     (Telephone  Number)

Form  12b-25
Page  Three



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

     If  the  answer  is  no,  identify  report(s).
          [X]  Yes     [   ]  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
          [X]  Yes     [   ]  No

     If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made. See attachment.



     AFG  Investment  Trust  A
     -------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August  15,  2002          By:/s/  Michael  J.  Butterfield
       -----------------             -----------------------------
Executive Vice President and Chief Operating Officer of the general partner of Equis Financial Group Limited Partnership and Treasurer of the Managing Trustee
          (Principal  Financial  and  Accounting  Officer)

                            ATTACHMENT TO FORM 12b-25



Part  IV-Other  Information
---------------------------

Significant changes in the statement of operations for the three and six months ended June 30, 2002 as compared to the corresponding periods for 2001 are summarized below:

The estimated three and six months ending June 30, 2002 results as compared to the three and six months ending June 30, 2001 results (in thousands):




                                         THREE MONTHS ENDED                   SIX MONTHS ENDED
                                                JUNE 30,                        JUNE 30,
                                        2002                 2001          2002         2001
                                  ------------------   -----------------  ---------  ---------
Total Revenues                 $            83,779   $         174,379   $ 160,039   $323,749
Total Expenses                             654,079             237,776     754,690    460,660

Equity Interest Income (Loss)              (94,777)           (113,544)    325,529    279,180

Net Income (Loss)              $          (665,077)  $        (176,941)  $(269,122)  $142,269



The decrease in revenues from 2001 to 2002 primarily reflects a decrease in lease revenue resulting from lease term expirations and equipment sales.
Expenses were higher in 2002 than 2001 primarily due to a write-down of equipment in the three months ended June 30, 2002.